UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NIO Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00025 per share

(Title of Class of Securities)

62914V106**

(CUSIP Number)

Tencent Holdings Limited

Level 29, Three Pacific Place,

No. 1 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 62914V106 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the New York Stock Exchange under the symbol “NIO.” Each American Depositary Share represents one Class A Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62914V106	SCHEDULE 13D	Page 2 of 8 pages

1	NAME OF REPORTING PERSONS Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,249,629
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,249,629
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,249,629
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.47%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 62914V106	SCHEDULE 13D	Page 3 of 8 pages

1	NAME OF REPORTING PERSONS Image Frame Investment (HK) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,388,807
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 87,388,807
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,388,807
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.33%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 62914V106	SCHEDULE 13D	Page 4 of 8 pages

1	NAME OF REPORTING PERSONS Mount Putuo Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,905,125
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,905,125
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,905,125
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.07%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 62914V106	SCHEDULE 13D	Page 5 of 8 pages

1	NAME OF REPORTING PERSONS Huang River Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,809,119
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,809,119
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,809,119
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.75%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 62914V106	SCHEDULE 13D	Page 6 of 8 pages

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on June 19, 2020 (as amended to date, the “Schedule 13D”), relating to the Class A ordinary shares, par value $0.00025 per share (“Class A Ordinary Shares”) and American depositary shares, each representing one Class A Ordinary Share (“ADSs”), of NIO Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

In August, 2020, Huang River exercised the conversion notice to convert the 2020 Notes in an aggregate principal amount of US$50 million in full into 16,778,523 Class A Ordinary Shares at the initial conversion price as set out in the terms of the 2020 Notes.

In December 2020, Huang River transferred a principal amount of US$22,526,000 of the 2022 Notes, which is convertible into 7,219,871 Class A Ordinary Shares based on the initial conversion price as set out in the terms of the 2022 Notes, to a third party. Immediately after the transfer, Huang River held an aggregate principal amount of US$27,464,000 of the 2022 Notes, which is convertible into 8,805,770 Class A Ordinary Shares based on the initial conversion price.

In November, 2020, an affiliate of Tencent made an in-kind distribution of an aggregate of 3,736,290 Class B Ordinary Shares and a wholly-owned subsidiary of Tencent received 146,578 Class A Ordinary Shares upon completion of the distribution-in-kind.

Since the Reporting Persons filed the Amendment No. 1 to Schedule 13D on July 13, 2020, the Issuer has conducted several rounds of financing to issue more Class A Ordinary Shares. The Issuer’s total outstanding Class A Ordinary Shares increased to 1,292,312,288 as of the date hereof according to prospectus supplement filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Issuer on December 11, 2020 and the press release as an Exhibit to the Form 6-K filed with the SEC on March 2, 2021.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Items 7 through 11 and 13 of each of the cover page of this Schedule 13D for the Reporting Persons are incorporated herein by reference.

As of the date hereof:

Image Frame may be deemed to beneficially own 87,388,807 Class A Ordinary Shares issuable upon conversion of 87,388,807 Class B Ordinary Shares held of record by Image Frame, representing 6.33% of the total issued and outstanding Class A Ordinary Shares.

Mount Putuo may be deemed to beneficially own 40,905,125 Class A Ordinary Shares issuable upon conversion of 40,905,125 Class B Ordinary Shares held of record by Mount Putuo, representing 3.07% of the total issued and outstanding Class A Ordinary Shares.

CUSIP No. 62914V106	SCHEDULE 13D	Page 7 of 8 pages

Huang River may be deemed to beneficially own 35,809,119 Class A Ordinary Shares, which includes (i) 7,070,749 Class A Ordinary Shares represented by 7,070,749 ADSs held of record by Huang River, (ii) 16,778,523 Class A Ordinary Shares issued upon conversion of the 2020 Notes, (iii) 3,154,077 Class A Ordinary Shares issuable upon conversion of the 2024 Notes within 60 days from the date hereof based on the initial conversion price and (iii) 8,805,770 Class A Ordinary Shares issuable upon conversion of the 2022 Notes within 60 days from the date hereof based on the initial conversion price. The 2024 Notes and 2022 Notes are held of record by Huang River. Huang River’s beneficial ownership represents 2.75% of the total issued and outstanding Class A Ordinary Shares.

Tencent is the parent company of Image Frame, Mount Putuo and Huang River and may be deemed to beneficially own the securities held of record by Image Frame, Mount Putuo and Huang River. Tencent’s beneficial ownership also includes 146,578 Class A Ordinary Shares held of record by a wholly-owned subsidiary of Tencent. Tencent’s beneficial ownership represents 11.47% of the total issued and outstanding Class A Ordinary Shares.

The percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Class A Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, is based on (i) 1,292,312,288 Class A Ordinary Shares issued and outstanding as disclosed in the Issuer’s prospectus supplement filed with the SEC on August 28, 2020, (ii) an aggregate of 128,293,932 Class A Ordinary Shares issuable upon conversion of 128,293,932 Class B Ordinary Shares within 60 days from the date hereof, (iii) 3,154,077 Class A Ordinary Shares issuable upon conversion of the 2024 Notes within 60 days from the date hereof based on the initial conversion price and (iv) 8,805,770 Class A Ordinary Shares issuable upon conversion of the 2022 Notes within 60 days from the date hereof based on the initial conversion price.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to four votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

To the knowledge of the Reporting Persons, none of the Related Persons beneficially owns any Class A Ordinary Shares.

(c) Except as described in Item 4, during the past 60 days, none of the Reporting Persons or to the best knowledge of the Reporting Persons, the Related Persons has effected any transactions in the Class A Ordinary Shares.

(d) Except as set forth in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. 62914V106	SCHEDULE 13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2021

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

IMAGE FRAME INVESTMENT (HK) LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

MOUNT PUTUO INVESTMENT LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

HUANG RIVER INVESTMENT LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

[Signature Page to Schedule 13D Amendement -NIO Inc.]